Exhibit 99.2

Interim Consolidated Balance Sheets

(Unaudited) (US $ millions)	Note	Jul 6, 2019	Dec 31, 2018
Assets
Current assets
Cash and cash equivalents		$315	$128
Accounts receivable	3	136	149
Taxes receivable		71	—
Inventory	4	234	220
Prepaids		12	12
		768	509
Non-current assets
Property, plant and equipment	7, 16	1,410	1,402
Intangible assets		19	20
Deferred income tax assets		5	6
Other assets		5	5
		1,439	1,433
		$2,207	$1,942
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		$220	$293
Current portion of long-term debt	5	240	—
Accrued early debt extinguishment costs	5	9	—
Accrued liability under ASPP		—	42
Taxes payable		—	28
		469	363
Non-current liabilities
Long-term debt	5	656	550
Other long-term debt	3	82	—
Other liabilities	6	49	34
Deferred income tax liabilities		202	172
		989	756
Shareholders’ equity		749	823
		$2,207	$1,942
(See accompanying notes, including note 14 for commitments and contingencies)

Exhibit 99.2

Interim Consolidated Statements of (Loss) Earnings

(Unaudited) Periods ended Jul 6 and Jun 30 (US $ millions, except per share information)	Note	Q2 2019	Q2 2018	6 mos 2019	6 mos 2018
Sales	16	$447	$707	$923	$1,283
Cost of sales		(408)	(430)	(840)	(832)
General and administrative expenses		(4)	(5)	(7)	(10)
Depreciation and amortization	16	(34)	(36)	(69)	(66)
Loss on disposal of assets		(1)	—	(1)	—
Costs related to 100 Mile House indefinite curtailment announcement	9	(2)	—	(2)	—
Operating (loss) income		(2)	236	4	375
Non-operating items:
Finance costs		(12)	(10)	(23)	(18)
Interest income		—	1	1	1
Costs on early extinguishment of 2020 Notes	5	(10)	—	(10)	—
(Loss) earnings before income tax		(24)	227	(28)	358
Income tax recovery (expense)	10	10	(53)	15	(89)
(Loss) earnings		$(14)	$174	$(13)	$269
(Loss) earnings per common share	11
Basic		$(0.17)	$2.01	$(0.16)	$3.11
Diluted		(0.17)	2.00	(0.16)	3.09
(See accompanying notes)
Interim Consolidated Statements of Comprehensive (Loss) Income

(Unaudited) Periods ended Jul 6 and Jun 30 (US $ millions)	Q2 2019	Q2 2018	6 mos 2019	6 mos 2018
(Loss) earnings	$(14)	$174	$(13)	$269
Other comprehensive (loss) income, net of tax
Items that will not be reclassified to earnings:
Actuarial (loss) gain on post-employment obligations	(4)	4	(5)	4
Items that may be reclassified subsequently to earnings:
Foreign currency translation loss on foreign operations	(12)	(21)	(6)	(10)
Other comprehensive loss, net of tax	(16)	(17)	(11)	(6)
Comprehensive (loss) income	$(30)	$157	$(24)	$263
(See accompanying notes)

Exhibit 99.2

Interim Consolidated Statements of
Changes in Shareholders’ Equity

(Unaudited) Periods ended Jul 6 and Jun 30 (US $ millions)	Note	Q2 2019	Q2 2018	6 mos 2019	6 mos 2018
Share capital	8
Balance, beginning of period		$1,280	$1,353	$1,280	$1,350
Issue of common shares upon exercise of options and DRIP		—	3	—	6
Reverse accrual for common shares to be repurchased and cancelled under ASPP		—	—	24	—
Common shares repurchased and cancelled		—	—	(24)	—
Balance, end of period		$1,280	$1,356	$1,280	$1,356
Merger reserve	8	$(96)	$(96)	$(96)	$(96)
Contributed surplus	8
Balance, beginning of period		$4	$8	$4	$8
Stock options exercised		—	(1)	—	(1)
Balance, end of period		$4	$7	$4	$7
Retained (deficit) earnings
Balance, beginning of period		$(193)	$(13)	$(168)	$(67)
(Loss) earnings		(14)	174	(13)	269
Common share dividends		(24)	(40)	(49)	(81)
Reverse accrual for common shares to be repurchased and cancelled under ASPP	8	—	—	18	—
Common shares repurchased and cancelled	8	—	—	(19)	—
Balance, end of period(i)		$(231)	$121	$(231)	$121
Accumulated other comprehensive loss
Balance, beginning of period		$(192)	$(165)	$(197)	$(176)
Other comprehensive loss		(16)	(17)	(11)	(6)
Balance, end of period	8	$(208)	$(182)	$(208)	$(182)
Shareholders’ equity		$749	$1,206	$749	$1,206
(See accompanying notes)

(i) Retained (deficit) earnings comprised of:
Deficit arising on cashless exercise of warrants in 2013	$(263)	$(263)
All other retained earnings	32	384
	$(231)	$121

Exhibit 99.2

Interim Consolidated Statements of Cash Flows

(Unaudited) Periods ended Jul 6 and Jun 30 (US $ millions)	Note	Q2 2019	Q2 2018	6 mos 2019	6 mos 2018
CASH PROVIDED BY (USED FOR):
Operating activities
(Loss) earnings		$(14)	$174	$(13)	$269
Items not affecting cash:
Depreciation and amortization	16	34	36	69	66
Deferred income tax	10	11	28	32	31
Costs related to 100 Mile House indefinite curtailment announcement	9	2	—	2	—
Costs on early extinguishment of 2020 Notes	5	10	—	10	—
Loss on disposal of assets, net		1	—	1	—
Other items	12	(11)	(5)	7	2
		33	233	108	368
Net change in non-cash operating working capital balances	12	39	19	(72)	(74)
Net change in taxes receivable and taxes payable		(36)	(2)	(97)	(40)
		36	250	(61)	254
Investing activities
Investment in property, plant and equipment		(37)	(61)	(77)	(117)
Investment in intangible assets		(1)	(1)	(1)	(1)
		(38)	(62)	(78)	(118)
Financing activities
Issuance of debt	5	350	—	350	—
Common share dividends paid		(24)	(40)	(49)	(81)
Debt issuance costs		(4)	—	(4)	—
Issue of common shares	8	—	2	—	4
Repurchase of common shares	8	—	—	(43)	—
Repayment of lease obligations	7	(3)	—	(6)	—
Accounts receivable securitization drawings	3	2	—	82	—
		321	(38)	330	(77)
Foreign exchange revaluation on cash and cash equivalents held		(6)	(5)	(4)	(2)
Cash and cash equivalents
Increase during period		313	145	187	57
Balance, beginning of period		2	153	128	241
Balance, end of period		$315	$298	$315	$298
(See accompanying notes, including note 12 for supplemental cash flow information)

Exhibit 99.2

Notes to the Interim Consolidated Financial Statements
(in US $, unless otherwise noted)
In these condensed consolidated interim financial statements (interim financial statements) notes, “Norbord” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc., or any of its consolidated subsidiaries and affiliates, which are related parties by virtue of holding a significant equity interest in the Company.
NOTE 1. NATURE AND DESCRIPTION OF THE COMPANY
Norbord is an international producer of wood-based panels with 17 mills in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). The ticker symbol on both exchanges is “OSB”. The Company is incorporated under the Canada Business Corporations Act and is headquartered in Toronto, Ontario, Canada.
At period-end, Brookfield's interest was approximately 43% of the outstanding common shares of the Company.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
(a)      Statement of Compliance
These interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, on a basis consistent with the accounting policies Norbord disclosed in its audited consolidated financial statements as at, and for the year ended, December 31, 2018 unless noted otherwise in note 2(c). These interim financial statements do not contain all of the disclosures that are required in annual financial statements prepared under International Financial Reporting Standards (IFRS) and should be read in conjunction with Norbord’s 2018 audited annual financial statements which include information necessary or useful to understanding Norbord’s business and financial statement presentation. Norbord’s interim results are not necessarily indicative of its results for a full year.

These interim financial statements were authorized for issuance by the Board of Directors of the Company on July 31, 2019.
(b)      Basis of Presentation
These interim financial statements include the accounts of the Company and all of its wholly-owned subsidiaries.
(c) Changes in Accounting Policies

(i)	Leases
In January 2016, the International Accounting Standards Board (IASB) issued IFRS 16, Leases (IFRS 16), which requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 became effective for Norbord on January 1, 2019 and has been applied using the modified retrospective approach under which the cumulative effect of initial application was recognized in retained earnings as at January 1, 2019. As a result, comparative information has not been restated and is reported under IAS 17, Leases (IAS 17).
Upon transition to IFRS 16, Norbord recognized $24 million of lease liabilities and corresponding right-of-use (ROU) assets. Norbord elected the practical expedient to apply IFRS 16 only to contracts previously identified as leases under IAS 17. The lease liabilities for leases previously identified as operating leases under IAS 17 were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as at January 1, 2019, and have been included in accounts payable and accrued liabilities (current portion) and other liabilities (non-current portion). The weighted average incremental borrowing rate applied to these lease liabilities on January 1, 2019 was 4.6%. There were no material differences from the operating lease commitments disclosed in Norbord's 2018 audited annual financial statements. ROU assets related to these leases were measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments, and have been included in property, plant and equipment (note 7).
The carrying amounts of $3 million as at January 1, 2019 of the ROU assets and lease liabilities for leases previously classified as finance leases under IAS 17 have been determined to be the carrying amounts of the lease assets and lease liabilities measured under IAS 17 immediately before that date.

Exhibit 99.2

The following practical expedients were also applied upon transition to IFRS 16:

•	excluded initial direct costs from the measurement of ROU assets at the date of initial application;

•	used hindsight when determining the lease term where the contract contains options to extend or terminate the lease;

•	used a single discount rate on a portfolio of leases with similar characteristics.
The application of the above practical expedients did not result in any impact to retained earnings.
The revised accounting policy is as follows:
At inception of a contract, Norbord will assess whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. When a contract contains a lease, Norbord will recognize an ROU asset and a lease obligation at commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability less adjustments. ROU assets are recorded at cost less accumulated depreciation, and are depreciated on a straight-line basis over the shorter of the estimated useful life of the ROU asset or the lease term, and would be adjusted for certain remeasurements of the lease liability. When events or changes in circumstances are identified which may indicate that their carrying amount is less than the recoverable amount, ROU assets would be reviewed for impairment as described in note 2(h) of Norbord's 2018 audited annual financial statements.
Lease liabilities are initially measured at the net present value of lease payments outstanding at lease commencement, discounted using the interest rate implicit in the lease or, if not readily determinable, Norbord's estimated incremental borrowing rate commensurate with the lease term. Subsequently, lease liabilities are measured at amortized cost using the effective interest method and remeasured to reflect any reassessment of options or lease modifications, or to reflect changes in lease payments, with a corresponding adjustment to the ROU asset or statement of earnings if the ROU asset has been reduced to zero. Judgement has been applied in determining the lease term for contracts with renewal options and whether Norbord is reasonably certain to exercise such options. The impact on the lease term resulting from this assessment could impact the amount of lease liabilities and ROU assets recognized.
Norbord has elected not to recognize ROU assets and lease liabilities for leases with terms of less than 12 months and leases of low-value assets. Lease payments associated with these leases are recognized in earnings as an expense on a straight-line basis over the lease term.

(ii)	Uncertainty over Income Tax Treatments
In June 2017, the IFRS Interpretations Committee of the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). The interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation became effective for Norbord on January 1, 2019 and did not have any impact on its interim financial statements.

(iii)	Financial Instruments
In October 2017, the IASB issued amendments to IFRS 9 with regards to prepayment features with negative compensation. These amendments clarify that a financial asset containing prepayment features with negative compensation may be measured at amortized cost or fair value through other comprehensive income when eligibility conditions are met. The amendments became effective for Norbord on January 1, 2019 and did not have any impact on its interim financial statements.

(iv)	Employee Benefits
In February 2018, the IASB issued amendments to IAS 19, Employee Benefits. The amendments clarify the actuarial assumptions to be used for defined benefit pension plans upon plan amendment, curtailment or settlement. These amendments became effective for Norbord on January 1, 2019 and did not have a significant impact on its interim financial statements.

Exhibit 99.2

NOTE 3. ACCOUNTS RECEIVABLE
The Company has the ability to draw up to $125 million under a multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, the Company has transferred substantially all of its present and future trade accounts receivable to the trust, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.
At period-end, the Company had transferred but continued to recognize $117 million (December 31, 2018 – $123 million) in trade accounts receivable, and the Company recorded drawings of $82 million as other long-term debt (December 31, 2018 – $nil) relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount the Company is able to draw under the program at any point in time depends on the level of accounts receivable transferred and timing of cash settlements, concentration limits and credit enhancement ratios. At period-end, the Company's drawings of $82 million were the maximum available under the program at that time. The amount the Company chooses to draw under the program will fluctuate with the Company’s cash requirements at that point in time. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to total capitalization calculation for financial covenant purposes (note 5). The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. Year-to-date, the utilization charges on drawings ranged from 1.6% to 4.0% (2018 – no utilization charges).
The securitization program contains no financial covenants; however, the program is subject to minimum credit-rating requirements. The Company must maintain a long-term issuer credit rating of at least single B (mid) or the equivalent. As at July 31, 2019, the Company’s ratings were BB (Standard & Poor’s Ratings Services) and Ba1 (Moody’s Investors Service).

NOTE 4. INVENTORY

(US $ millions)	Jul 6, 2019	Dec 31, 2018
Raw materials	$74	$72
Finished goods	74	69
Operating and maintenance supplies	86	79
	$234	$220
At period-end, the provision to reflect inventories at the lower of cost and net realizable value was $15 million (December 31, 2018 – $20 million).

NOTE 5. LONG-TERM DEBT

(US $ millions)	Jul 6, 2019	Dec 31, 2018
Principal value
5.375% senior secured notes due December 2020	$240	$240
6.25% senior secured notes due April 2023	315	315
5.75% senior secured notes due July 2027	350	—
	905	555
Less: Unamortized debt issue costs	(9)	(5)
Less: Current portion	(240)	—
	$656	$550
Senior Secured Notes Due 2027
On June 24, 2019, the Company completed the issuance of $350 million in senior secured notes due July 2027 with an interest rate of 5.75%. Debt issue costs of $6 million were incurred in connection with the issuance. The notes rank pari passu with the Company's existing senior secured notes due in 2020 and 2023 and committed revolving bank lines. On July 17, 2019, the Company used the proceeds to redeem, prior to maturity, the $240 million senior secured notes due December 2020. A premium of $9 million was paid on the early redemption. In addition, a $1 million non-cash charge related to net unamortized debt issue costs was recognized.

Exhibit 99.2

Revolving Bank Lines
The Company has an aggregate commitment of $245 million under committed revolving bank lines which bear interest at money market rates plus a margin that varies with the Company’s credit rating. The maturity date of the total aggregate commitment is May 2021. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with holders of the 2020, 2023 and 2027 senior secured notes.
At period-end, none (December 31, 2018 – none) of the revolving bank lines were drawn as cash, $9 million (December 31, 2018 – $8 million) was utilized for letters of credit and guarantees and $236 million (December 31, 2018 – $237 million) was available to support short-term liquidity requirements.
The revolving bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis, of 65%. The Company was in compliance with the financial covenants at period-end.

NOTE 6. OTHER LIABILITIES

(US $ millions)	Jul 6, 2019	Dec 31, 2018
Defined benefit pension obligations	$24	$20
Lease obligations	13	2
Accrued employee benefits	7	6
Reforestation obligations	4	2
Unrealized monetary hedge loss	—	3
Other	1	1
	$49	$34

NOTE 7. LEASES
Information about Norbord's ROU assets included in property, plant and equipment is as follows:

(US $ millions)	Land	Buildings	Production Equipment	Total
January 1, 2019	$3	$4	$17	$24
Additions	—	—	2	2
Depreciation	—	—	(5)	(5)
July 6, 2019	$3	$4	$14	$21
During the quarter and year-to-date, less than $1 million and $1 million, respectively, of payments related to short-term leases was included in cost of sales. During the quarter and year-to-date, finance costs include less than $1 million related to lease liabilities.
During the quarter and year-to-date, total cash outflows related to all leases were $3 million and $7 million respectively.
Leases of certain production equipment contain residual value guarantees of the ROU assets at the end of the contract term. At period-end, the expected amount payable under these residual value guarantees was less than $1 million.

Exhibit 99.2

NOTE 8. SHAREHOLDERS’ EQUITY
Share Capital

	6 mos 2019		6 mos 2018
	Shares (millions)	Amount (US $ millions)	Shares (millions)	Amount (US $ millions)
Common shares outstanding, beginning of period	81.7	$1,280	86.4	$1,350
Issuance of common shares upon exercise of options and DRIP	—	—	0.3	6
Reverse accrual for shares to be repurchased and/or cancelled in 2019	1.6	24	—	—
Shares repurchased in 2018 and cancelled in 2019	(0.2)	(2)	—	—
Shares repurchased and cancelled in 2019	(1.4)	(22)	—	—
Common shares outstanding, end of period	81.7	$1,280	86.7	$1,356
Normal Course Issuer Bid Program
In October 2018, the Company renewed its Normal Course Issuer Bid (NCIB) in accordance with Toronto Stock Exchange (TSX) rules. Under the NCIB, the Company may purchase up to 5,191,965 of its common shares, representing 10% of Norbord’s public float as of October 22, 2018, pursuant to TSX rules.

In December 2018, the Company entered into an automatic share purchase plan (ASPP) in order to facilitate the repurchase of its common shares under its NCIB during the regularly scheduled quarterly trading blackout period. During the first quarter of 2019, the Company repurchased and cancelled 1.4 million common shares under the ASPP for a total cost of $39 million. Of the total cost, $22 million represented a reduction in share capital and the remaining $17 million was charged to retained earnings. During the first quarter of 2019, 0.2 million shares purchased and accrued for in 2018 were also cancelled. Total cost relating to these shares was $4 million, of which $2 million represented a reduction in share capital and the remaining $2 million was charged to retained earnings. The Company has now exhausted the current NCIB limit.

Purchases were made on the open market by the Company through the facilities of the TSX, the NYSE or Canadian or US alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable securities laws. The price that the Company paid for any such common shares was the market price of such shares at the time of acquisition.
Dividend Reinvestment Plan (DRIP)
Year-to-date, no dividends were reinvested in common shares (2018 – less than $1 million).
Merger Reserve
On March 31, 2015, the Company and Ainsworth Lumber Co. Ltd. (Ainsworth) completed an arrangement under which the Company acquired all of the outstanding common shares of Ainsworth in an all-share transaction. The Company elected not to account for this transaction as a business combination under IFRS 3, Business Combinations, as the transaction represented a combination of entities under common control of Brookfield. Accordingly, the book values of the two entities were combined and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.

The merger reserve represents the difference between the fair value of the Norbord common shares on the date of issuance as consideration and the book value of Ainsworth’s net assets exchanged.
Stock Options
Year-to-date, no stock options were granted (2018 – 0.2 million stock options) and stock option expense of less than $1 million was recorded with a corresponding increase in contributed surplus (2018 – less than $1 million).

Year-to-date, less than 0.1 million common shares (2018 – 0.3 million common shares) were issued as a result of options exercised under the stock option plan for total cash proceeds of less than $1 million (2018 – $4 million) in addition to less than $1 million (2018 – $1 million) representing the vested amount of stock options transferred from contributed surplus.

Exhibit 99.2

Accumulated Other Comprehensive Loss

(US $ millions)	Jul 6, 2019	Dec 31, 2018
Foreign currency translation loss on foreign operations, net of tax of $(3) (December 31, 2018 – $(5))	$(165)	$(159)
Net loss on hedge of net investment in foreign operations, net of tax of $3 (December 31, 2018 – $3)	(8)	(8)
Actuarial loss on defined benefit pension obligations, net of tax of $11 (December 31, 2018 – $9)	(35)	(30)
Accumulated other comprehensive loss, net of tax	$(208)	$(197)

NOTE 9. 100 MILE HOUSE INDEFINITE CURTAILMENT ANNOUNCEMENT
In the fourth quarter of 2018, an impairment loss of $80 million was recorded with respect to the Company's mill in 100 Mile House, British Columbia reflecting the reduction in the annual allowable cut and the longer-term trend of high wood costs in the region. During the quarter, the Company announced a plan to indefinitely curtail this mill commencing in August 2019 as a result of the continued wood supply shortages and high wood prices. As a result, a $2 million charge has been recognized to provide for severance and related costs.

NOTE 10. INCOME TAX
Income tax recovery (expense) recognized in the statement of earnings comprises the following:

(US $ millions)	Q2 2019	Q2 2018	6 mos 2019	6 mos 2018
Current income tax recovery (expense)	$21	$(25)	$47	$(58)
Deferred income tax expense	(11)	(28)	(32)	(31)
	$10	$(53)	$15	$(89)

NOTE 11. (LOSS) EARNINGS PER COMMON SHARE

(US $ millions, except share and per share information, unless otherwise noted)	Q2 2019	Q2 2018	6 mos 2019	6 mos 2018
(Loss) earnings available to common shareholders	$(14)	$174	$(13)	$269
Common shares (millions):
Weighted average number of common shares outstanding	81.7	86.6	81.9	86.5
Dilutive stock options(1)	—	0.6	—	0.5
Diluted number of common shares	81.7	87.2	81.9	87.0
(Loss) earnings per common share:
Basic	$(0.17)	$2.01	$(0.16)	$3.11
Diluted	(0.17)	2.00	(0.16)	3.09

(1)
Applicable if dilutive and when the weighted average daily closing share price for the period was greater than the exercise price for stock options. For the quarter and year-to-date period, there were 0.7 million stock options (quarter and year-to-date period ended June 30, 2018 – nil) that were not taken into account in the calculation of diluted earnings per share because their effect was anti-dilutive.

Exhibit 99.2

NOTE 12. SUPPLEMENTAL CASH FLOW INFORMATION
Other items comprise:

(US $ millions)	Q2 2019	Q2 2018	6 mos 2019	6 mos 2018
Stock-based compensation	$1	$1	$2	$2
Pension funding greater than expense	(1)	(1)	(2)	(2)
Cash interest paid (more) less than interest expense	(8)	(8)	1	—
Amortization of debt issue costs	—	—	1	1
Unrealized (gain) loss on outstanding currency forwards	(3)	1	—	1
Unrealized foreign exchange loss (gain) on translation of monetary balances	—	—	4	(2)
Other	—	2	1	2
	$(11)	$(5)	$7	$2
The net change in non-cash operating working capital balances comprises:

(US $ millions)	Q2 2019	Q2 2018	6 mos 2019	6 mos 2018
Cash provided by (used for):
Accounts receivable	$37	$(29)	$8	$(43)
Prepaids	(2)	1	—	2
Inventory	25	12	(14)	(24)
Accounts payable and accrued liabilities	(21)	35	(66)	(9)
	$39	$19	$(72)	$(74)
Cash interest and income taxes comprise:

(US $ millions)	Q2 2019	Q2 2018	6 mos 2019	6 mos 2018
Cash interest paid	$19	$17	$20	$17
Cash interest received	—	(1)	(1)	(1)
Cash income taxes paid	16	28	66	101
Cash income taxes received	—	—	(15)	(3)
The net change in financial liabilities comprises:

(US $ millions)	Q2 2019	Q2 2018	6 mos 2019	6 mos 2018
Long-term debt	$346	$—	$346	$1
Other long-term debt	2	—	82	—
Accrued interest on long-term debt	(8)	(8)	2	(1)
Costs on early extinguishment of 2020 Notes	9	—	9	—
Net increase (decrease) in financial liabilities	$349	$(8)	$439	$—

Exhibit 99.2

Cash and non-cash movements in financial liabilities comprise:

(US $ millions)	Q2 2019	Q2 2018	6 mos 2019	6 mos 2018
Cash movements:
Interest paid	$(19)	$(17)	(20)	(17)
Issuance of debt	350	—	350	—
Debt issuance costs	(4)	—	(4)	—
Accounts receivable securitization drawings	2	—	82	—
	329	(17)	408	(17)
Non-cash movements:
Amortization of debt issue costs	—	—	1	1
Interest expense	12	9	22	16
Debt issuance costs	(2)	—	(2)	—
Costs on early extinguishment of 2020 Notes	10	—	10	—
	20	9	31	17
Net increase (decrease) in financial liabilities	$349	$(8)	$439	$—

Exhibit 99.2

NOTE 13. FINANCIAL INSTRUMENTS
Non-Derivative Financial Instruments
The net book values and fair values of non-derivative financial instruments were as follows:

		Jul 6, 2019		Dec 31, 2018
(US $ millions)	Financial Instrument Category	Net Book Value	Fair Value	Net Book Value	Fair Value
Financial assets:
Cash and cash equivalents	Fair value through profit or loss	$315	$315	$128	$128
Accounts receivable	Amortised cost	136	136	149	149
Other assets(2)	Amortised cost	1	1	1	1
		$452	$452	$278	$278
Financial liabilities:
Accounts payable and accrued liabilities	Amortised cost	$220	$220	$293	$293
Accrued early debt extinguishment costs	Amortised cost	9	9	—	—
Accrued liability under ASPP	Amortised cost	—	—	42	42
Long-term debt(1)	Amortised cost	905	936	555	556
Other long-term debt	Amortised cost	82	82	—	—
Other liabilities(2)	Amortised cost	12	12	12	12
		$1,228	$1,259	$902	$903

(1)	Principal value of long-term debt excluding debt issue costs of $9 million (2018 – $5 million) (note 5).

(2)	Excludes lease obligations and defined benefit pension asset and obligations scoped out of IFRS 9, Financial instruments (note 6).
The carrying values of the Company's non-derivative financial instruments approximate fair value, except where disclosed below.
Derivative Financial Instruments
Canadian Dollar Monetary Hedge
At period-end, the Company had foreign currency forward contracts representing a notional amount of C $22 million (December 31, 2018 – C $143 million) in place to sell US dollars and buy Canadian dollars with maturities in July 2019. The fair value of these contracts at period-end is an unrealized loss of less than $1 million (December 31, 2018 – an unrealized loss of $3 million); the carrying value of the derivative instrument is equivalent to the unrealized loss at period-end. During the quarter, net realized losses on the Company's matured hedges were $1 million (2018 – net realized losses of $1 million). Year-to-date, net realized gains on the Company's matured hedges were less than $1 million (2018 – net realized losses of $1 million).

Euro Cash Flow Hedge
At period-end, the Company had foreign currency options representing a notional amount of €30 million (December 31, 2018 – €30 million) in place to buy Pounds Sterling and sell Euros with maturities between July to December 2019. The fair value of these contracts at period-end is an unrealized loss of less than $1 million (December 31, 2018 – unrealized gain of less than $1 million). During the quarter, net realized losses on the Company's matured hedges were less than $1 million (2018 – less than $1 million). Year-to-date, net realized losses on the Company's matured hedges were less than $1 million (2018 – less than $1 million).
Derivative instruments are measured at fair value as determined using valuation techniques under Level 2 of the fair value hierarchy. The fair values of over-the-counter derivative financial instruments are based on broker quotes or observable market rates. Those quotes are tested for reasonableness by discounting expected future cash flows using market interest and exchange rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument for the Company and counterparty when appropriate. Realized and unrealized gains and losses on derivative financial instruments are offset by realized and unrealized losses and gains on the underlying exposures being hedged and are recorded in earnings as they occur.

Exhibit 99.2

NOTE 14. COMMITMENTS AND CONTINGENCIES
The Company has provided certain guarantees, commitments and indemnifications, including those related to former businesses. The maximum amounts from many of these items cannot be reasonably estimated at this time. However, in certain circumstances, the Company has recourse against other parties to mitigate the risk of loss. In the normal course of its business activities, the Company is subject to claims and legal actions that may be made by its customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at period-end cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, financial performance, or cash flows.
The Company has entered into various commitments as follows:

	Payments Due by Period
(US $ millions)	Less than 1 Year	1–5 Years	Thereafter	Total
Purchase commitments	$37	$47	$45	$129
Lease obligations	9	12	5	26
Reforestation obligations	1	2	1	4
	$47	$61	$51	$159

Purchase commitments relate to the purchase of property, plant and equipment and long-term purchase contracts with minimum fixed payment amounts.

NOTE 15. RELATED PARTY TRANSACTIONS
In the normal course of operations, Norbord enters into various transactions with related parties which have been measured at exchange value and recognized in the interim financial statements. The following transactions have occurred between Norbord and its related parties during the normal course of business.
Brookfield
Norbord periodically engages the services of Brookfield for various financial, real estate and other business services. During the quarter and year-to-date, the fees for services rendered were less than $1 million (2018 – less than $1 million).
Other
Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. During the quarter, net sales of $17 million (2018 – $26 million) were made to Interex. Year-to-date, net sales of $35 million (2018 – $49 million) were made to Interex. At period-end, $5 million (December 31, 2018 – $2 million) due from Interex was included in accounts receivable. At period-end, the investment in Interex was less than $1 million (December 31, 2018 – less than $1 million) and is included in other assets.

Exhibit 99.2

NOTE 16. GEOGRAPHIC SEGMENTS
The Company operates principally in North America and Europe. Sales by geographic segment are determined based on the origin of shipment.

				Q2 2019
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$317	$130	$—	$447
EBITDA(1)	15	21	(4)	32
Depreciation and amortization	28	6	—	34
Additions to property, plant and equipment	19	10	—	29

				Q2 2018
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$577	$130	$—	$707
EBITDA(1)	256	21	(5)	272
Depreciation and amortization	30	6	—	36
Additions to property, plant and equipment	48	5	—	53

				6 mos 2019
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$647	$276	$—	$923
EBITDA(1)	38	42	(7)	73
Depreciation and amortization	56	13	—	69
Additions to property, plant and equipment	44	15	—	59
Property, plant and equipment	1,162	248	—	1,410

				6 mos 2018
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$1,025	$258	$—	$1,283
EBITDA(1)	412	39	(10)	441
Depreciation and amortization	55	11	—	66
Additions to property, plant and equipment	93	10	—	103
Property, plant and equipment(2)	1,159	243	—	1,402

(1)
EBITDA is a non-IFRS financial measure, which the Company uses to assess segment performance and operating results. The Company defines EBITDA as earnings before finance costs, interest income, income tax, depreciation and amortization, and costs on early extinguishment of debt. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(2)	Balance as at December 31, 2018.